Vuzix Corp

25 Hendrix Road

West Henrietta, New York 14586

(585) 359-5900

September 23, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Eiko Yaoita Pyles and Claire Erlanger

Re:	Vuzix Corp
Form 10-K for the Fiscal Year Ended December 31, 2021 Filed March 2, 2022
File No. 001-35955

Dear Ms. Eiko and Ms. Erlanger:

Please be advised that Vuzix Corporation will submit its response to the comments raised by the staff of the Securities and Exchange Commission in its letter dated September 13, 2022, by October 11, 2022. Should you have additional questions regarding this matter, please contact our counsel, Jeff Cahlon at 212-930-9700 or jcahlon@srf.law.

Sincerely,

/s/ Grant Russell
Grant Russell
Chief Financial Officer